Exhibit 99.4

TERMS AND CONDITIONS GOVERNING RESTRICTED STOCK UNITS FOR CONSULTANTS 2020/2025 IN SPOTIFY TECHNOLOGY S.A.

1.	RESTRICTED STOCK UNIT ISSUER AND HOLDER

1.1

Spotify Technology S.A., a Luxembourg société anonyme, with registered address at 42- 44, avenue de la Gare, L-1610 Luxembourg, registered with the Luxembourg Trade and Companies’ Register under number B 123.052 (the “Company”).

1.2

Consultant to the Company or of any affiliate, subsidiary or other company controlled by the Company (collectively, the “Group,” each individually, a “Group Company”) who has received an individual notice of grant (the “Holder”) (the “Notice of Grant”).

1.3

“Consultant” shall mean (a) any natural person engaged to provide consulting services for the Group or (b) any entity of which any such natural person is the sole owner, in each case who qualifies as a consultant or advisor under the applicable rules of the Securities and Exchange Commission for registration of shares on a Form S-8 Registration Statement.

2.	BACKGROUND

2.1

The Company’s board of directors (the “Board”) considers the existence of efficient share-related incentive programs for Consultants to be of material importance for the development of the Group. By connecting Consultants’ economic interests to the Group’s results and value trend, a long-term increase in value is promoted. Accordingly, the interests of participating Consultants and shareholders will coincide.

2.2

The existence of a contract of service between a Consultant and a Group Company shall not give the Consultant any right or expectation to be granted Restricted Stock Units at any time under this restricted stock unit program (the “Restricted Stock Unit Program”) or otherwise. Moreover, the granting of a Restricted Stock Unit shall not give the Holder any right or expectation to be granted additional Restricted Stock Units at any time under the Restricted Stock Unit Program or otherwise.

3.	RESTRICTED STOCK UNIT; SHARES AVAILABLE

3.1

Subject to the terms and conditions set out herein, the Holder is entitled to delivery of one share in the Company (a “Share”) per restricted stock unit (a “Restricted Stock Unit”). Subject to the provisions of clauses 7.1.5 and 7.2.3, the maximum aggregate number of Shares that may be subject to Restricted Stock Units under the Pool is 9,400,000 Shares.

3.2

“Pool” means the Shares granted under the Restricted Stock Unit Program, the Terms and Conditions Governing Employee Restricted Stock Units 2020/2025 in Spotify Technology S.A., the Terms and Conditions Governing Employees Stock Options 2020/2025 in Spotify Technology S.A. and the Terms and Conditions Governing Stock Options for Consultants 2020/2025 in Spotify Technology, S.A (each, a “Pool Plan”).

2 (9)

Shares available for grant or sale under the Pool will be reduced by the net Shares granted under any of the Pool Plans.

4.	IMPLEMENTATION AND GRANT

4.1.1	The Restricted Stock Unit Program shall be effective as per January 1, 2020 (the “Implementation Date”).

4.1.2

Restricted Stock Units may be granted to the Holder during the period as from and including January, 1 2020 up to and including December 31, 2020. The determination of the Consultants who will be granted Restricted Stock Units, and the date or dates of grants of Restricted Stock Units during such period (each, a “Date of Grant”), shall be determined by the Board in its sole discretion.

5.	VESTING

5.1	Vesting general

5.1.1

Vesting of the Restricted Stock Units shall occur on the dates set out in the Notice of Grant, subject to the Holders’s continued service with the Group. The vesting schedule set out in the Notice of Grant may be amended pursuant to clause 5.2.

5.2	Consultant termination of services

5.2.1	If there is a Termination of Services for any reason, all unvested Restricted Stock Units shall cease vesting as of the date of Termination of Services and shall immediately lapse.

5.2.2	“Services” means the services the Holder (or, in the case of any entity Holder, the services of the sole owner of such entity) provides to a Group Company under a services or consulting agreement.

5.2.3

“Termination” means (i) that the Holder is no longer providing Services to any Group Company as a Consultant or (ii) in the case of a Holder that is an entity, the sole owner of such entity on the Date of Grant ceases to be the sole owner of such entity.

5.2.4

If a Holder changes the entity for which he or she provides Services, but continues to provide Services to the Group, such change will not be deemed a Termination of Services for purposes of the Consultant’s Restricted Stock Units, provided that there is no other interruption or termination of the Holder’s Services, unless the Board, in its sole discretion, determines that the entity to which the Holder transfers is not a qualified affiliate of the Group. If a Holder changes the capacity in which the Holder provides service to the Group from a Consultant to an employee, such change will not be deemed a Termination of Services for purposes of his/her Restricted Stock Units; provided, however, that the Restricted Stock Units will thereafter be subject to the terms of the Terms and Conditions Governing Employee Restricted Stock Units 2020/2025 in the Company, to the extent determined by the Board.

3 (9)

6.	SETTLEMENT

6.1.1

Settlement will occur through an electronic platform, where the Holder will be able to carry out any actions required to settle any Withholding Obligation (as defined in clause 11.1 below) (any such Withholding Obligations that the Board requires to be so settled, the “Holder’s Payment Obligations”).

6.1.2

Without limiting the foregoing, unless the Board determines otherwise, Holder’s Payment Obligations will be satisfied by a “cash settlement” arrangement pursuant to which the Holder’s Payment Obligations shall be satisfied with money that shall have been paid by the Holder to the Holder’s personal account on the electronic platform (“Cash Settlement”).

6.1.3

To the extent the Board determines that Cash Settlement will not be used to satisfy a Holder’s Payment Obligations, the Board may require the Holder to satisfy such Holder’s Payment Obligations by any other method or combination of methods determined in the Board’s sole discretion, including, without limitation, by:

i.

placing a market sell order with a broker acceptable to the Board covering the minimum number of Shares (rounded up to the nearest whole Share) then being distributed in respect of vested Restricted Stock Units as are sufficient to satisfy such Holder’s Payment Obligations. The net proceeds of such sale shall be delivered to the Company or its applicable Subsidiary upon the settlement of such sale, and any excess proceeds resulting from rounding up to the nearest whole Share shall be deposited into the Holder’s account on the electronic platform; or

ii.

a “net settlement” arrangement pursuant to which the Company will reduce the number of Shares issuable upon vesting or settlement by the minimum number of Shares (rounded up to the nearest whole Share, without any consideration to the Holder for such rounding) as are sufficient to satisfy Holder’s Payment Obligations.

6.1.4

As soon as reasonably practicable (but no later than 30 days) following the completion of all actions required by the Holder to settle the Holder’s Payment Obligations with respect to any Restricted Stock Units that become vested (or if no such actions are required, within 30 days following the vesting date), the Company shall issue the number of Shares subject to the Restricted Stock Units that become vested in the name of the Holder (or if deceased, the Holder’s legal representative) (less any Shares reduced or sold pursuant to this clause 6). The Shares will be issued as fully paid and nonassessable Shares and may be authorized but previously unissued shares, treasury shares or shares purchased in the open market.

6.1.5

If the Holder does not complete any required actions to settle the Holder’s Payment Obligations with respect to any Restricted Stock Units that vested within 30 days following the applicable vesting date, then such Restricted Stock Units will be cancelled with respect to those Shares that would otherwise have become issuable therefor, unless otherwise decided by the Board.

4 (9)

7.	AMENDMENT OF THE RESTRICTED STOCK UNITS; ADJUSTMENT

7.1	Change in Control

7.1.1

With respect to any Restricted Stock Units that remain unvested as of the date immediately following the date of the Change in Control, the Board may, in its sole discretion, decide to (i) have these terms and conditions continue following the effective date of the Change in Control in accordance with the provisions of clause 7.1.2, (ii) allow a grant of substantially equivalent rights (i.e., among other things, that preserves the intrinsic value and vesting schedule of the Restricted Stock Units) with respect to securities in a new company to the rights the Holder had in the Company immediately before the Change in Control in accordance with the provisions of clause 7.1.3 or (iii) allow an amendment of the terms and conditions to the effect that, following the Change in Control, a new company assumes the Company’s rights and obligations hereunder in accordance with the provisions of clause 7.1.4.

7.1.2

If the Board decides to have these terms and conditions continue following the effective date of the Change in Control, the vesting and settlement schedule as set forth in the Notice of Grant and 6 shall remain unaffected by the Change in Control.

7.1.3

If the Board decides to allow a grant of substantially equivalent rights with respect to securities in a new company to the rights the Holder had in the Company immediately before the Change in Control, all unvested Restricted Stock Units shall lapse and be cancelled as of the closing and, subject to the grant of such substantially equivalent rights, the Holder shall have no further rights pursuant to the Restricted Stock Units after the closing.

7.1.4

If the Board decides to allow an amendment of the terms and conditions to the effect that, following the Change in Control, a new company assumes the Company’s rights and obligations hereunder, the Holder’s vested and unsettled Restricted Stock Units and unvested Restricted Stock Units shall relate to shares in such new company.

7.1.5

If any share split, reverse share split, share dividend, recapitalization, combination, reclassification or other distribution of the Company’s Shares without the receipt of consideration by the Company occurs, the Board will adjust the number and class of Shares that may be delivered under the number and class of Shares covered by each outstanding Restricted Stock Unit and in a manner that complies with all applicable laws to prevent diminution or enlargement of the benefits or potential benefits intended to be made available with respect to any grant of any Restricted Stock Unit.

7.1.6	“Change in Control” shall mean and include each of the following:

(i) a transaction or series of transactions (other than an offering of Shares to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended from time to time (the “Exchange Act”)) directly or indirectly acquires beneficial ownership (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; provided, however, that the following acquisitions shall not constitute a Change in Control: (w) any acquisition by the Company;

5 (9)

(x) any acquisition by an employee benefit plan maintained by the Company, (y) any acquisition which complies with clauses 7.1.6 (iii)(I)-(III); or (z) in respect of an Restricted Stock Unit held by a particular Holder, any acquisition by the Holder or any group of persons including the Holder (or any entity controlled by the Holder or any group of persons including the Holder); (ii) the Incumbent Directors cease for any reason to constitute a majority of the Board; (iii) the consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination, (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction: (I) which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction, and (II) after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this clause (II) as beneficially owning 50% or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; and (III) after which at least a majority of the members of the board of directors (or the analogous governing body) of the Successor Entity were Board members at the time of the Board’s approval of the execution of the initial agreement providing for such transaction; or (iv) the date which is 10 days on which banks are open for business generally (and not for internet banking only) in Luxembourg and the U.S. prior to the completion of a liquidation or dissolution of the Company.

7.1.7

“Incumbent Directors” shall mean for any period of 12 consecutive months, individuals who, at the beginning of such period, constitute the Board together with any new director(s) (other than a director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in clause 7.1.66(i) or 6(iii)) whose election or nomination for election to the Board was approved by a vote of at least a majority (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director without objection to such nomination) of the directors then still in office who either were directors at the beginning of the 12-month period or whose election or nomination for election was previously so approved. No individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be an Incumbent Director.

7.2	Share for share exchange etc.

7.2.1

If the Company’s shareholders perform a share for share exchange for the purpose of creating a new holding company to the Company, or if a new company otherwise replaces the Company as the holding company in the Group, and such transaction is not a Change in Control, the Board shall use reasonable efforts to either: (a) ensure that the Holder receives substantially equivalent rights with respect to securities in the new holding company as the Holder had in the Company immediately before such transaction, provided that the Holder in writing waives any rights under the Restricted Stock Units, which shall lapse and be

6 (9)

cancelled as a consequence thereof; or (b) amend these terms and conditions to the effect that the new holding company assumes the Company’s rights and obligations hereunder and that the Holder’s vested and unsettled Restricted Stock Units and unvested Restricted Stock Units shall relate to shares in such new company.

7.2.2

In the event of a transaction as described in clause 7.2.1, the Holder shall always be obliged upon the Board’s request to, in case of (a) in clause 7.2.1, waive any rights under the Restricted Stock Units provided that the Holder receives substantially equivalent rights in the new holding company as the Holder had in the Company immediately before such transaction or, in case of (b) in clause 7.2.1, approve any such amendment to these terms and conditions. No waiver shall be requested or required, and the Company may act unilaterally in accordance with this clause 7.2, provided that the Restricted Stock Units preserve the material terms and conditions of the underlying rights, including the vesting schedule and the intrinsic value of the Restricted Stock Unit as of immediately prior to such transaction.

7.2.3

If the Company effects a change of the classes of outstanding Company securities, the Board shall, appropriately and proportionately adjust the class of securities subject to the Restricted Stock Units. The Board will make such adjustments, and its determination will be final, binding and conclusive.

8.	CANCELLATION OF RESTRICTED STOCK UNITS IN CASE OF A MATERIAL BREACH

8.1.1

If the Holder commits a material breach of any of its obligations under these terms and conditions and the breach has not been rectified within 15 calendar days from the date the Holder receives a written demand for rectification, the Company shall be entitled to cancel the Holder’s Restricted Stock Units, which as a consequence thereof shall lapse.

8.1.2

A material breach for purposes of clause 8 and 9 shall mean a breach by the Holder of the provisions in clauses 6.3, 7.2, 10, 11, 13.1 or 13.5 or any other breach by the Holder of these terms and conditions that is reasonably likely to have a material adverse effect on the Company.

9.	LIQUIDATED DAMAGES IN CASE OF A MATERIAL BREACH

9.1.1

If the Holder commits a material breach in accordance with clause 8.1.2 and the breach has not been rectified within 15 calendar days from the date the Holder receives a written demand for rectification, the Holder shall upon written request by the Company pay liquidated damages in an amount corresponding to 50 percent of the aggregate then-current fair market value of the Shares represented by or delivered upon settlement of the Restricted Stock Units. The Company shall not be entitled to demand liquidated damages if the Company has cancelled the Holder’s Restricted Stock Units pursuant to clause 8.1.1.

9.1.2

If the Holder commits a material breach of any of its obligations under these terms and conditions, the Company is entitled, in addition to any liquidated damages in accordance with the provisions of clause 9.1.1, to claim damages in an amount corresponding to the difference between the actual damage suffered and the liquidated damages (if any), if such damage exceeds the amount of the liquidated damages (if any).

7 (9)

9.1.3

The payment by the Holder of any liquidated damages and regular damages shall not affect the Company’s right to pursue other remedies that the Company may have against the Holder as a result of a breach.

10.	APPOINTMENT OF AGENT ETC.

10.1.1

The Holder hereby irrevocably authorizes the Board, with full power of substitution, to endorse such documents on behalf of the Holder and to take any other action reasonably necessary to effect any of the Holder’s obligations under these terms and conditions, including but not limited to, execution of a transfer of Shares owned by the Holder. The Board shall hold any payment received for the benefit of the Holder under this clause 10.1 on behalf of the Holder and separated from any other funds. A withdrawal of the authorization as provided for in this clause 10.1 constitutes a material breach of these terms and conditions for purposes of clause 8 and 9.

10.1.2

The Holder hereby undertakes to sign, execute and deliver such documents (including without limitation any subscription form), and to take any other actions, as reasonably required by the Board in order to ensure compliance with or observation of the Holder’s obligations under these terms and conditions.

11.	PAYMENT OF CERTAIN TAXES

11.1.1

The Group will perform withholding of taxes in relation to the Restricted Stock Units and the Shares delivered upon settlement if and to the extent required by law or decisions by governmental authorities or if the Board in its reasonable opinion considers it appropriate for the Group to perform such withholding of taxes (any such withholding tax obligation of the Holder, “Withholding Obligation”). For the avoidance of doubt, this clause 11.1.1 shall not affect the Holder’s liabilities and undertakings pursuant to the remainder of this clause 11.

11.1.2

The Holder is liable for and undertakes to pay any taxes (including but not limited to income taxes, capital taxes, employment taxes, self-employment taxes, social security contributions as well as any tax penalties thereon) for which the Holder may be liable in relation to the Restricted Stock Units and any Shares issued at settlement (“Holder’s Tax Liability”). For the avoidance of doubt, any Withholding Obligation (whether preliminary or deducted at source) on employment income, dividends and capital gains will always be considered as Holder’s Tax Liability.

11.1.3

The calculation of any Withholding Obligation will be subject to applicable rules and regulations based on the applicable tax rates, as determined by the Board in its sole discretion in connection with determining the Holder’s Payment Obligations.

11.1.4

The Group assumes no responsibility for any Holder’s Tax Liability. The Holder represents that the Holder is not relying on the Group for any tax advice and explicitly agrees not to demand any compensation from the Group to cover any Holder’s Tax Liability.

8 (9)

12.	DATA PROTECTION

12.1

For the purposes of implementing, managing and administering the Restricted Stock Unit Program, and for the Holder to participate in the Restricted Stock Unit Program, it is necessary for the Company, acting as data controller, and other companies in the Group to process the Holder’s personal data (and, in the case of an entity Holder, the personal data of the entity’s sole owner). For more information regarding the processing of the Holder’s personal data, see the Privacy Notice attached as Appendix 1.

13.	MISCELLANEOUS

13.1.1	The Restricted Stock Units may not be transferred, otherwise disposed, pledged, borrowed against or used as any form of security.

13.1.2

The Company shall be entitled to amend these terms and conditions to the extent required by legislation, regulations, court decisions, decisions by public authorities or agreements, or if such amendments, in the reasonable judgment of the Company, are otherwise necessary for practical reasons, and provided in all of the aforementioned cases that the Holder’s rights are in no material respects adversely affected. If the Holder’s rights would be materially adversely affected, the Holder’s written consent shall be necessary for such amendment.

13.1.3

Nothing in these terms and conditions or in any right or Restricted Stock Unit granted under these terms and conditions shall confer upon the Holder the right to continue in service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Group or of the Holder, which rights are hereby expressly reserved by each, to terminate the Holder’s service at any time.

13.1.4

The Holder has no right to compensation or damages for any loss in respect of the Restricted Stock Unit where such loss arises (or is claimed to arise), in whole or in part, from the termination of the Holder’s service; or notice to terminate service given by or to the Holder.

13.1.5

The Holder undertakes not to use or disclose the contents of these terms and conditions, or any financial information, trade secrets, customer lists or other information which it may from time to time receive or obtain (orally or in writing or in disc or electronic form) as a result of entering into or performing its obligations pursuant to these terms and conditions or otherwise, relating to the Group unless: (i) required to do so by law or pursuant to any order of court or other competent authority or tribunal; or (ii) such disclosure has been consented to by the Company, provided, however, that the Holder may disclose the terms and conditions of the Holder’s Restricted Stock Units to the Holder’s spouse, personal attorney and/or tax preparer or, in the case of Holders that are entities, the owner thereof (who may, for the avoidance of doubt, subsequently disclose this information to his/her spouse, personal attorney and/or tax preparer). If a Holder becomes required, in circumstances contemplated by (i) to disclose any information, the disclosing Holder shall use its best efforts to consult with the Company prior to any such disclosure.

13.1.6

Shares will not be issued or delivered under this Restricted Stock Unit Program unless the issuance and delivery of such Shares comply with (or are exempt from) all applicable requirements of law, including (without limitation) the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, state securities laws and regulations, and the regulations of any stock exchange or other securities market on which the Company’s securities may then be traded. In addition to the terms and conditions provided herein, the Board may require that a Holder make such reasonable covenants, agreements and representations as the Board, in its sole discretion, deems advisable in order to comply with applicable law. The Board shall have the right to require any Holder to comply with any timing or other restrictions with respect to the settlement, distribution or exercise of any Restricted Stock Unit, including a window-period limitation, as may be imposed in the sole discretion of the Board.

9 (9)

14.	TERM AND TERMINATION

These terms and conditions shall enter into force on the Implementation Date and remain in force until close of business in Sweden on December 31, 2029. The parties shall, however, after such date continue to be bound by the provisions set out in clause 13.1.5 and 15.

15.	GOVERNING LAW AND JURISDICTION

15.1.1	These terms and conditions shall be governed by and construed in accordance with the substantive law of Sweden (excluding its rules on conflict of laws).

15.1.2

The Company and the Holder undertake to use their best efforts to resolve any disagreements or disputes regarding these terms and conditions between them or any two or more of them through discussions and mutual agreement.

15.1.3

Any dispute, controversy or claim arising out of or in connection with these terms and conditions, or the breach, termination or invalidity thereof, shall be finally settled by arbitration in accordance with the Arbitration Rules of the Arbitration Institute of the Stockholm Chamber of Commerce. Unless otherwise agreed between the parties to such arbitration, the Arbitral Tribunal shall be composed of a sole arbitrator, the seat of arbitration shall be Stockholm and the language to be used in the arbitral proceedings shall be English.

15.1.4

The arbitral proceedings and all information and documentation related thereto shall be confidential, unless a disclosure is required under any applicable law, relevant stock exchange regulations or order of court, other tribunal or competition authority or as otherwise agreed between the Company and the Holder in writing.